EXHIBIT 99.3
Introducing the Bezeq Era
Debt raising presentation, Tel Aviv, September 2010
Eli Holtzman, CEO & Doron Turgeman, Deputy & CFO

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Eurocom Group Overview
Functional organization chart of main companies
• One of Israel’s largest holding companies, owned by Shaul Elovitch (80%) & Yosef Elovitch (20%)
• Very solid financial base with multiple strategic partnerships across sectors
• Diversified portfolio - investments in telecommunications, media, real estate, consumer electronics and financial services
Satlink
Communications Ltd.
Traded on TASE
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Traded on NASDAQ
Pelephone
Bezeq International
Bezeq On-Line
Telecom Services
Media
Satellite Services
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Nokia)
Eurocom Digital
Communications
(Panasonic)
D.M. Engineering
Ltd.
Eurocom Real
Estate Ltd.
Real Estate
Eurocom Capital
Finance Ltd.
Eurocom Capital
Underwriting Ltd.
Investments &
Finance
Enlight - Renewable
Energy Solutions - Ltd
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Pilat Media
Global Plc.
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Pointer
Telocation
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Gilat Satcom
Ltd.
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Internet Gold
Golden Lines Ltd.
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YES - D.B.S. Satellite
Services (1998) Ltd.
Radios F.M. Hashfela
Ltd.
Radius Broadcasting
Ltd.
Walla Shops
Goldmind Media
2
B Communications Ltd.
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IGLD group

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 7 major transactions
 • Two IPO’s
 • IGLD/SMLC (renamed-BCOM)
 • Five bond issuances
over 30 years of operational &
marketing experience
Doron Turgeman
CFO since 2001
16 years experience in financial
management
14 years in communications
IGLD - Experienced, Disciplined Leadership
3
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Member of the Board of Bezeq

Key Milestones
From small entrepreneur
to major telecom operator and large holding company
4
1995
To
2000
2000
to
2007
2007
to
current
1992
to
1995

Eurocom Group¹
Internet Gold
Golden Lines
BCOM²
~70%
~77%
~30%
Walla!
100%
100%
~ 50%3
100%
~50%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data
com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV
(DTH)
Internet
portal
Source: Company information, Bezeq’s investors’ presentation.
¹ Post-transaction Eurocom holds approximately 1.4% direct interest in BCOM.
² Prior to April 2010, BCOM (B Communications Ltd.) operated under the name 012 Smile.Communications.
3 Bezeq International transferred an additional 9,902,467 Walla! shares to a trustee who will hold them in a blind trust. Bezeq International has recently submitted to the Israeli Antitrust Commissioner, a notice of merger by way of the transfer of additional shares of Walla to Bezeq International, such that following the transfer Bezeq International will hold approx. 71.8% of the shares of Walla. In addition, immediately following the transfer to Bezeq International of shares of Walla currently held in trust, Bezeq intends to purchase from Bezeq International all of the shares of Walla held by Bezeq International
100%
Free float
~30%
Free float³
Free float
~23%
5
Goldmind
Media
• October 2009 - BCOM signs agreement to acquire the
 controlling interest (30.6%) in Bezeq from the Apax-
 Saban-Arkin consortium
• Pre-closing regulatory requirement - divest 012 Smile
 telecom assets in early 2010
• The transaction created a leveraged structure.
• Bezeq trades on the Tel-Aviv Stock Exchange,
 BCOM and IGLD - listed on the Nasdaq GM &
 TASE

Proven Ability to Raise Capital
Key capital raising milestones

3/2010
BCOM raises ~ NIS 400 million private
placement of equity in Israel *
7/1999
IGLD’s IPO raises ~ US$54
million (NASDAQ)
4/2005
IGLD raises ~ NIS 220 million
in convertible debt (TASE)
1999
2005
2007
2009
2010
2/2007
BCOM raises ~ NIS 420 million in debt (TASE)
9/2007
IGLD raises ~ NIS 423 million in debt (TASE)
11/2007
BCOM’s IPO raises ~ US$84 million (NASDAQ)
12/2009
IGLD raises ~ NIS 400 million
in debt offering (TASE)
4/2010
BCOM obtains ~ NIS 5.1 billion
loans in order to finance the Bezeq
acquisition cost
* Approximately NIS 100 million from institutional investors, and 300 NIS million from IGLD.

Israeli Telecom Markets - 2009
Bezeq Group commanded ~ 40% of the overall telecom market revenues
Mobile
(NIS 17.1 billion)
Cellcom
~34%
Partner ~33%
Pelephone
~28%
MIRS
~5%
Hot
~60%
YES
~40%
Pay-TV
(NIS 3.9 billion)²
ILD, ISP and enterprise IT services
(NIS 4.1 billion)
Bezeq International
~32%
012 Smile³
~29%
Netvision
~31%
Other ~8%4
Fixed-line, broadband infrastructure
and data communications
(NIS 6.3 billion)
Bezeq ~84%
Hot ~13%
Other ~3%4
Source: Bezeq analysis based on 2009 data.
1 IDB comprises Cellcom and Netvision/Barak.       ² Market size and revenues according to Screen Digest.
³ Assets sold to Ampal on January 2010.   4 Based on 2008 market share of Other.
Combined telecom
and Pay-TV markets
(NIS 31.4 billion)
~20%
~55%
~13%
~12%
4
1

Israeli Telecom Markets
The market is expected to continue to grow across segments offsetting the slight decline in fixed line
8
Fixed subscribers (‘000)
Mobile subscribers (‘000)
Pay-TV subscribers (‘000)
Broadband subscribers (‘000)
Mobile penetration²
Broadband penetration³
Pay-TV penetration4
Source: Business Monitor, Screen Digest and WCIS
¹ Based on households
² Based on population
³ Broadband penetration is the percentage of all households with an internet connection with data transfer speeds of at least 150kbit/s in one direction
4 Based on TV households
Fixed-line penetration¹
CAGR 09A-11E: 6.6%
CAGR 09A-11E: (2.5%)
CAGR 09A-11E: 3.0%
CAGR 09A-11E: 0.5%

Bezeq
Financials

~ 50%4
1 Excludes contribution from YES for the full year
2 Includes early-retirement provisions
3 Following a Supreme Court decision which prevents Bezeq from obtaining control of YES, Bezeq ceased consolidating the operations of YES, as of August 21, 2009, and began accounting for its investment in YES according to the equity method
4 Bezeq International transferred an additional 9,902,467 Walla! shares to a trustee who will hold them in a blind trust. Bezeq International has recently submitted to the Israeli Antitrust Commissioner, a notice of merger by way of the transfer of additional shares of Walla to Bezeq International, such that following the transfer Bezeq International will hold approx. 71.8% of the shares of Walla. In addition, immediately following the transfer to Bezeq International of shares of Walla currently held in trust, Bezeq intends to purchase from Bezeq International all of the shares of Walla held by Bezeq International
5 Includes inter-segment revenues
6 Bezeq-fixed line is part of the Bezeq Group
Walla! Internet portal
2009 Rev. NIS 132 million
100%
100%
100%
Mobile telephony
and data
 2009 Rev.5 NIS 5.4 billion
 Contribution 44.6%
 EBITDA 5 NIS 1.8 billion
 Contribution 40.3%
YES
Pay-TV
(DTH)
 2009 Rev.5 NIS 1.5 billion

 EBITDA 5 NIS 482 million

Fixed-Line6
Fixed-line telephony,
broadband infrastructure,
data & transmission
 2009 Rev.5 NIS 5.3 billion
 Contribution 43.8%
 EBITDA 5 NIS 2.3 billion
 Contribution 52.0%
Bezeq Int’l
ILD, ISP,
enterprise solutions, voice
-over-broadband
 2009 Rev.5 NIS 1.3 billion
 Contribution 11.1%
 EBITDA 5 NIS 345 million
 Contribution 7.7%
100%
Bezeq on line
Call Center
services
 2009 Rev. N/A
 Contribution   N/A
 EBITDA     N/A
 Contribution   N/A
~50%3
Bezeq Group Overview
A leading presence across telecom segments
10
2009 Rev.1    NIS 11.5 billlion
2009 EBITDA1,2  NIS 4.5 billion
Bezeq Group
Traded on TASE
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Bezeq Consolidated Adjusted Revenues

Historical performance (NIS mm)
Results 2Q 10 (NIS mm)
Note: Growth/CAGR calculations based on total revenues excluding “other”
Results are pro-forma excluding YES’ financial results
1 Adjustments and others
1,318
1,307
1,346
1,429
327
342
2,872
2,981
(97)
(119)
2Q 09
2Q 10
Fixed-line
Pelephone
Bezeq International
Other¹
5,713
5,498
5,303
4,684
4,713
1,304
1,306
1,318
(502)
(478)
11,136
11,015
11,519
5,376
(565)
2007
2008
2009
Fixed-line
Pelephone
Bezeq International
Other¹

Bezeq Consolidated Adjusted EBITDA2

Historical Performance (NIS mm)
Results 2Q 10 (NIS mm)
Note: Growth/CAGR calculations based on total revenues excluding “other” and early-retirement provisions.
Results are pro-forma excluding YES’ financial results.
1 Adjustments and others
2 Includes costs related to employee options (NIS 45 mm in 2009 and NIS 73 mm in 2008) and excludes early-retirement provisions
2,260
2,327
2,317
1,284
1,456
290
322
345
3,881
4,263
4,724
1,794
267
51
165
(7)
1
(4)
2007
2008
2009
Fixed-line
Pelephone
Bezeq International
Early retirement pensions
Other¹
639
674
472
511
88
147
1,195
1,338
(4)
6
2Q 09
2Q 10
Fixed-line
Pelephone
Bezeq International
Other¹

Bezeq Consolidated Adjusted Net Income
Note: Growth/CAGR calculations based on total revenues excluding “other”.
Results are pro-forma excluding YES’ financial results.
1 Adjustments and others
2 Including NIS 1,446 mm from discontinued operations (of which NIS 1,538 mm from the deconsolidation of YES)
13
Historical Performance (NIS mm)
Results 2Q 10 (NIS mm)
738
950
1,107
585
682
153
178
200
1,330
1,627
3,603
875
1,4212
(146)
(183)
2007
2008
2009
Fixed-line
Pelephone
Bezeq International
Other¹
316
349
233
267
56
105
541
638
(83)
(64)
2Q 09
2Q 10
Fixed-line
Pelephone
Bezeq International
Other¹

Bezeq Consolidated Adjusted Free Cash Flows1

Historical Performance (NIS mm)
Results 2Q 10 (NIS mm)3
1,050
1,521
2,031
852
482
560
205
1,883
1,697
2,216
(7)
56
(12)
(362)
(580)
2007
2008
2009
Fixed-line
Pelephone
Bezeq International
Other2
Note: Growth/CAGR calculations based on total revenues excluding “other”.
Results are pro-forma excluding YES’ financial results.
1 Free cash flow defined as cash flow from operations + dividends received - net capex.
2 Adjustments and others.
3 Increase due to increase in operating cash flow between Q2 09 (NIS 715 mm) and Q2 10 (NIS 976 mm)
256
502
131
264
62
350
606
33
(193)
(99)
2Q 09
2Q 10
Fixed-line
Pelephone
Bezeq International
Other2

Bezeq’s Dividend Policy
Bezeq policy is to semi-annually distribute to its shareholders, a dividend equal to at a rate of 100% of its semi-annual (after tax) profit attributable to the Company’s shareholders
Dividend Distributions (in NIS mm)
Source: Bezeq
¹ Based on regular and special dividends paid during the fiscal year.
² Special dividend paid in February 2007.
³ Dividend paid on May 2, 2010. The dividend represented the net profit to shareholders for the second half of 2009, which included a one-time gain of NIS 1.5 billion as a result of the deconsolidation of YES.
4 Exchange rate of US$ 1 = NIS 3.695 as of October 22, 2009 (last trade date before transaction announcement date)
• Based on ownership interest BCOM will receive
 ~ 30% of Bezeq’s annual dividends
• Bezeq has paid approximately NIS 8.8 billion
 (US$ 2.3 billion4) in dividends since 2007
• On August 2, 2010, the Board of Directors of Bezeq
 resolved to recommend to the general meeting of the
 shareholders of the company the distribution of a
 cash dividend of NIS 1,280 mm to the shareholders
 out of H1 2010 profit.
²
15
3
2,453
2,860

B com
Pro Forma
Financials

Loans Obtained to Finance the Bezeq Acquisition
(NIS mm)

Future Debt Repayment (2010-2015, NIS mm)

• The debt repayment is linked to the Israeli consumer price index as of June 30, 2010
• The debt repayment does not take into consideration future changes in the inflation rate and bank of Israel rate

Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded the Company’s new debentures an A2 stable rating. The rating was secured in advance of BCOM’s intended issuance of up to
NIS 400 million of six-seven year debentures.
In awarding the new debentures an A2 stable rating, Midroog cited the following factors: (1) the
Company’s holding of the controlling interest in Bezeq, the leading player in the Israeli communications market, which has an Aa1 stable rating; (2) the leverage inherent in BCOM’s ownership of the controlling interest in Bezeq; and (3) the financing structure for the acquisition of the Bezeq interest, including the seniority of BCOM’s debt and its ability to repay the financing secured to facilitate the Bezeq acquisition.
Midroog also based its assessment on the low level of business risk inherent in Israel’s communications market, including (1) Bezeq’s position in Israel’s communications market as the leading provider of diverse communications services to the Israeli market; and (2) the strength of the Bezeq brand, which is supported by leading technology and high-quality services and management. The Aa1 stable rating awarded to Bezeq’s debentures is based, in part, on its own leverage levels, which enable it to cover its debt quickly.
In addition, Midroog gave consideration to forecasts regarding BCOM’s cash flow, collateral, debt seniority, leverage levels and debt coverage capabilities. These considerations led Midroog to award
BCOM’s new debentures a different rating than it awarded Bezeq, BCOM’s underlying asset.
B Communications Receives A2 Stable Rating;
Company Prepares to Issue New Debentures Totaling NIS 400M

Introducing the Bezeq Era
Thank you